For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Email: ir@ata.net.cn	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915

Phone: +(86) 10 65181122-5107 URL: http://www.ata.net.cn	Ed Job, CFA Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com URL: http://www.ccgirasia.com

ATA Announces Results for Third Quarter and Nine Months Fiscal Year 2009

BEIJING, February 13, 2009 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced unaudited financial results for its fiscal third quarter (“Third Quarter 2009”) and nine months ended December 31, 2008.

Nine Months 2009 Highlights

•	Net revenue was RMB187.9million (US$27.5 million), up 31.4% from RMB142.9 million in the comparable period of 2008.

•	Gross profit increased by 25.9% to RMB112.2 million (US$16.4 million), from RMB89.1 in the comparable period of 2008.

•	Income from operations increased by 30.3% to RMB39.4 million (US$5.8 million), up from RMB30.2 million in the comparable period in 2008.

•	Net income increased by 34.0% to RMB34.7 million (US$5.1 million) from RMB25.9 in the comparable period of 2008.

•	Net income excluding share based compensation expenses and foreign currency exchange gain (losses) (non-GAAP) increased 21.2% to RMB38.6 million (US$5.7 million) from RMB31.9 million in the comparable period of 2008.

•	Basic and diluted earnings per common share were RMB0.76 (US$0.11) and RMB0.74 (US$0.11) for the nine months ended December 31, 2008 compared to RMB1.18 (US$0.16) and RMB0.73 (US$0.10) for the nine months ended December 31, 2007. Basic and diluted earnings per ADS were RMB1.52 (US$0.22) and RMB1.48 (US$0.22) for the nine months ended December 31, 2008 compared to RMB2.36 (US$0.32) and RMB1.45 (US$0.20) for the nine months ended December 31, 2007. Each ADS represents two common shares of the Company.

•	Basic and diluted earnings per common share excluding share based compensation expenses and foreign currency exchange gain (losses) (non-GAAP) were RMB0.85 (US$0.12) and RMB0.82 (US$0.12) and basic and diluted earnings per ADS excluding share based compensation expenses and foreign currency exchange gain (losses) (non-GAAP) were RMB1.70 (US$0.25) and RMB1.65 (US$0.24). Each ADS represents two common shares of the Company.

•	For the nine months ended December 31, 2008, ATA delivered approximately 4.4 million tests which increased 44.5% from approximately 3.0 million tests in the same period last year. Average revenue per test increased to RMB27.2 from RMB22.0 in the same period last year.

Third Quarter 2009 Highlights

■	Net revenues increased by 1.7% year-over-year to approximately RMB67.8 million (US$9.9 million).
■	Gross profit decreased by 15.4% year-over-year to approximately RMB38.6 million (US$5.7 million).
■	Income from operations decreased by 40.0% year-over-year to approximately RMB12.9 million (US$1.9 million).
■	Net income decreased by 20.0% year-over-year to approximately RMB13.9 million (US$2.0 million).
■	Net income excluding share-based compensation expenses and foreign currency exchange losses (non-GAAP) decreased by 31.2% year-over-year to approximately RMB15.2 million (US$2.2 million).
■	Basic and diluted earnings per common share were RMB0.30
(US$0.04) and RMB0.30 (US$0.04), respectively, and basic and diluted earnings per ADS were RMB0.61 (US$0.09) and RMB0.60
(US$0.09), respectively. Basic and diluted earnings per common share excluding share-based compensation expenses and foreign currency exchange losses (non-GAAP) were RMB0.33 (US$0.05) and
RMB0.33 (US$0.05), respectively, and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange losses (non-GAAP) were RMB0.67 (US$0.10) and
RMB0.66 (US$0.10), respectively. Each ADS represents two common shares of the Company.
■	For the quarter, ATA delivered approximately 1.5 million tests which increased 51.0% from approximately 970,000 tests in the same period last year. Revenue per test decreased to RMB35.0 from RMB38.4 in the same period last year.

“During the quarter, our core testing service business grew a solid 38% on a net revenue basis, and on track to deliver robust growth for the full year,” said Kevin Ma, ATA’s Chairman and Chief Executive Officer. “We have continued to benefit from the large-scale implementation of computer-based testing for the banking, securities and futures industries in China this quarter. Our overall financial sector-related test revenue and volume increased by 39% and 41% respectively amidst a global financial sector meltdown. This increase was due to increased regulatory requirement for new licensure programs as well as strong voluntary demand from industry professionals to seek professional qualification as a differentiator in a tightened job market. Unfortunately we have experienced a disappointing delay in the implementation of our contract with the Ministry of Culture to provide nationwide preparation and testing for Internet cafes in China. We had anticipated in our previous guidance that this contract would make a strong contribution to our fiscal third quarter and fiscal year 2009 results. We continue to expect that this contract will make a significant contribution to our growth once it is implemented, and we remain confident that the long-term fundamentals of our business remain solid. Going forward, we will focus our efforts on the large opportunity within the computer-based testing market where we have established strong entry barriers; and as a result we have suspended our educational program cooperation plan with Tsinghua University. This decision is in line with our strategy to deploy our resources to capture the significant opportunities within the computer-based testing services market by leveraging our testing technologies, track record of success and distribution capabilities. As we sharpen our focus on our computer-based testing business we look forward to the launch of the Cambridge Young Learners English program as well as our recruitment services in the upcoming quarters. Overall, we look forward to a very exciting calendar year 2009 to convert our existing pipeline of potentially large governmental testing contracts while at the same time making measurable progress into opportunities with the private sectors.”

ATA’s Chief Financial Officer, Carl Yeung, stated, “While our business remains robust amidst a global economic downturn, the timing of government-related decisions remain a risk to our quarterly performance. While we do not believe one quarter’s performance reflects the fundamentals of ATA, the delay in the implementation of training and testing for the Ministry of Culture Internet cafe licensure test has resulted in lower than expected growth for this quarter. In addition, the sales of our test preparation product, our NTET training software, is also linked with timing of government budgets and thus resulted in no sales of such product in the quarter. As a result we are reporting lower gross, operating and net margins compared to the same period last year, when large orders of NTET software took place. Going forward, in light of the difficulty involved in predicting the timing of implementation of such contracts, we will provide guidance without the effect of anticipated new contracts and will manage risk by diversifying our service offerings to address latent demand from the private sector for computer-based testing solutions. Although our guidance will no longer reflect new or unimplemented contracts, our upcoming opportunities including testing services for the PRC Ministry of Finance, Ministry of Health and Ministry of Justice have strengthened during the quarter and we remain confident we will be able to convert these exciting opportunities in the quarters ahead. We are also pleased to report that ATA Testing Authority (Beijing) Limited (“ATA Testing”), one of the Company’s principal PRC operating subsidiaries, was re-certified as a “High and New Technology Enterprise”, thereby allowing it to enjoy a preferential tax rate of 15% which will significantly reduce our overall effective tax rate. This qualification reinforces the strong technology background of our company. As we look to the future we will continue to monitor emerging opportunities for our computer-based testing services as well as developments within the regulatory environment in China in order to take advantage of opportunities to enhance shareholder value.”

Financial Results for the Third Quarter 2009

For the Third Quarter 2009, net revenues were RMB67.8 million (US$9.9 million), representing a 1.7% increase over the same period last year. Net revenues from testing services increased 37.5% over the same period last year to RMB51.2 million (US$7.5 million). Net revenues from test-based education services were flat at RMB12.1 million (US$1.8 million). Net revenues from test preparation and training solutions were down 83.5% over the same period last year to RMB2.4 million (US$0.4 million) as the Company recorded no sales of NTET software in the quarter. Revenues from online test preparation and training services increase by 134% to RMB2.4 million (US$0.4 million) from RMB1.0 million in the same period last year. Other revenues, which include testing-related marketing services, test development services and others, decreased 17.4% to RMB2.0 million (US$0.3 million).

The overall number of tests the Company delivered increased by 51.0% year-over-year to approximately 1.5 million in the Third Quarter 2009 compared to the same period last year mainly due to the increase in the number of China Banking Association tests to approximately 413,000 test takers in this quarter compared to approximately 221,000 in the same period last year. In addition, we successfully launched a new Broker Professional Qualification test title for the Securities Association which contributed approximately 99,000 new test takers during the quarter and we expect will become a strong test taker contributor going forward. Average revenue per test decreased slightly from RMB38.4 to RMB35.0 mainly due to 180,000 test takers for the NTET test that has average revenue per test of RMB4.8 while the test was not offered in the same period last year.

Gross profit decreased by 15.4% to approximately RMB38.6 million (US$5.7 million) from RMB45.7 million in the same period last year. Gross margin decreased to 57.0% in the Third Quarter 2009 from 68.5% in the same period last year, driven by lower contribution from the Company’s higher gross margin test preparation and training solutions.

Operating expenses increased by 6.5% year-over-year to RMB25.8 million (US$3.8 million) from RMB24.2 million in the same period last year, primarily due to an increase in general and administrative expenses. General and administrative expenses increased by 21.5% to RMB14.0 million (US$2.0 million), primarily due to a larger bad debt provision compared to the same period last year. Sales and marketing expenses decreased by 6.5% to RMB7.8 million (US$1.1 million), primarily due to a decrease in share-based compensation and agent fees paid to distributors of the Company’s educational programs in the quarter. Research and development expenses decreased by 8.5% to RMB4.0 million (US$0.6 million) compared to the same period last year, as a result of lower level of research and development activities.

Income from operations for the Third Quarter 2009 decreased by 40.0% to approximately RMB12.9 million (US$1.9 million) from RMB21.5 million in the same period last year. Operating margin was 19.0% in the Third Quarter 2009 compared to 32.2% in the same period last year.

Net income for the Third Quarter 2009 decreased by 20.0% to approximately RMB13.9 million (US$2.0 million), including a RMB3.5 million income tax refund, from RMB17.4 million in the same period last year. Basic and diluted earnings per common share were RMB0.30 (US$0.04) and RMB0.30 (US$0.04), respectively, and basic and diluted earnings per ADS were RMB0.61 (US$0.09) and RMB0.60 (US$0.09), respectively.

Net income excluding share-based compensation expenses and foreign currency exchange losses (non-GAAP) was RMB15.2 million (US$2.2 million) for the Third Quarter 2009. Basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange losses (non-GAAP) were RMB0.67 (US$0.10) and RMB0.66 (US$0.10), respectively. A reconciliation of GAAP to non-GAAP measures is provided elsewhere in this release.

Nine Months Fiscal Year 2009 Results

For the nine months ended December 31, 2008, net revenue was RMB 187.9 million (US$27.5 million), up 31.4% from RMB142.9 million in the comparable period of 2008. Gross profit increased by 25.9% to RMB112.2 million (US$16.4 million), from RMB89.1 million in the comparable period of 2008. Gross margin was 59.7% for the nine months ended December 31, 2008 compared to 62.4% in the comparable period in 2008. Income from operations increased 30.3% to RMB39.4 million (US$5.8 million), up from RMB30.2 million in the comparable period in 2008. Net income increased 34.0% to RMB34.7 million (US$5.1 million) from RMB25.9 million in the comparable period of 2008. Net income excluding share based compensation expenses and foreign currency exchange gain (losses) (non-GAAP) increased 21.2% to RMB38.6 million (US$5.7 million). Basic and diluted earnings per common share were RMB0.76 (US$0.11) and RMB0.74 (US$0.11) for the nine months ended December 31, 2008 compared to RMB1.18 (US$0.16) and RMB0.73 (US$0.10) for the nine months ended December 31, 2007. Basic and diluted earnings per ADS were RMB1.52 (US$0.22) and RMB1.48 (US$0.22). Basic and diluted earnings per ADS were RMB1.52 (US$0.22) and RMB1.48 (US$0.22) for the nine months ended December 31, 2008 compared to RMB2.36 (US$0.32) and RMB1.45 (US$0.20) for the nine months ended December 31, 2007. Basic and diluted earnings per common share excluding share based compensation expenses and foreign currency exchange gain (losses) (non-GAAP) were RMB0.85 (US$0.12) and RMB0.82 (US$0.12) and basic and diluted earnings per ADS excluding share based compensation expenses and foreign currency exchange gain (losses) (non-GAAP) were RMB1.70 (US$0.25) and RMB1.65 (US$0.24).

Other Operating Data

As of December 31, 2008, ATA had 1,918 authorized test centers located throughout China.

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended December 31, 2008 were 22.8 million and 23.0 million respectively. Each ADS represents two common shares. ATA had 45.7 million common shares outstanding as of December 31, 2008.

Fourth Quarter 2009 and Full Year Fiscal Year 2009 Guidance

For the fiscal fourth quarter 2009, ATA forecasts net revenues will be in the range of RMB26.0 million to RMB28.0 million, representing a reduction in the range of 4% to 10% compared to the fiscal fourth quarter 2008. ATA expects that net revenues for the fiscal year ended March 31, 2009 will be in the range of RMB214 million to RMB216 million, which would represent 24% to 25% growth over fiscal year 2008. ATA preliminary guidance for net revenues for fiscal year ended March 31, 2010 will be in the range of RMB260 million to RMB280 million, which would represent 20% to 26% growth over forecasted net revenues for fiscal year 2009. These forecasts reflect our new policy to not include new or unimplemented contracts in our guidance. This is ATA’s current and preliminary view, which is subject to change. Our results of operations for the Fourth Quarter 2009 are not necessarily indicative of our operating results for any future periods.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on February 13, 2009, to discuss the results for the Third Quarter 2009. Joining Kevin Ma, Chairman and Chief Executive Officer of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial +1(800) 706-7748 five to ten minutes prior to the scheduled conference call time and mention the pass code 30272548. International callers should dial +1(617)614-3473, and mention the pass code 30272548.

If you are unable to participate in the call at this time, a replay will be available on February 13, 2009 at 11:00 a.m. ET, through February 20, 2009. To access the replay, dial +1(888)286-8010, international callers should dial +1(617)801-6888, and enter the pass code 66516720.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn. To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.

Other Announcements:

ATA Testing was re-certified in December 2008 as a “High and New Technology Enterprise” under China’s new Enterprise Income Tax Law. As a result, ATA Testing’s income tax rate is 15% for the calendar years from 2008 to 2010. This qualification will be reviewed every three years. Since ATA Testing has paid provisional income tax based on a 25% tax rate during the first three calendar quarters in 2008, it has received a RMB3.5 million tax refund for the overpayment on December 29, 2008. The Company intends to apply for the same qualification for its other subsidiary, ATA Learning (Beijing) Inc. and its consolidated variable interest entity, ATA Online (Beijing) Education Technology Limited.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,918 authorized test centers located throughout China as of December 31, 2008, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 27 million tests including 17.8 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal quarter ending March 31, 2009 and the fiscal years ending March 31, 2009 and March 31, 2010. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to deploy new test titles, the Company’s ability to win new enterprise contracts, the Company’s ability to convert its existing enterprise contracts into actual revenue, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2008, which was filed with the U.S. Securities and Exchange Commission on August 28, 2008 and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2008.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange gain (losses) and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange gain (losses). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gain (losses), which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been and are expected to continue to be for the foreseeable future a significant recurring expenses in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end this release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Currency Convenience Translation

The Company’s financial information is stated in RMB. The translation of RMB amounts for the Third Quarter 2009 into United States dollars is included solely for the convenience of readers and has been made at the rate of RMB6.8225 to US$1.00, the noon buying rate as of December 31, 2008 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2008	2008	2008

	RMB	RMB	USD

ASSETS
Current assets:
Cash	332,196,672	340,018,595	49,837,830
Accounts receivable, net	63,502,408	71,246,371	10,442,854
Inventories	2,951,966	2,059,291	301,838
Prepaid expenses and other current assets	4,657,608	6,970,290	1,021,663

Total current assets	403,308,654	420,294,547	61,604,185

Property and equipment, net	10,668,300	20,590,610	3,018,045
Goodwill	6,880,123	6,880,123	1,008,446
Other assets	15,776,667	18,244,094	2,674,107

Total assets	436,633,744	466,009,374	68,304,783

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	29,822,313	42,062,090	6,165,202
Deferred revenues	36,707,916	23,946,119	3,509,875

Total current liabilities	66,530,229	66,008,209	9,675,077

Deferred revenues	7,025,971	6,299,200	923,298

Total liabilities	73,556,200	72,307,409	10,598,375

Shareholders’ equity:
Common shares:	3,656,210	3,503,619	513,539
Treasury shares	(16,106,940)	(7,509,483)	(1,100,694)
Receivable from shareholders	—	(5,226,173)	(766,020)
Additional paid-in capital	498,374,024	499,356,450	73,192,591
Accumulated other comprehensive loss	(7,933,512)	(16,200,060)	(2,374,505)
Accumulated deficit	(114,912,238)	(80,222,388)	(11,758,503)

Total shareholders’ equity	363,077,544	393,701,965	57,706,408

Total liabilities and shareholders’ equity	436,633,744	466,009,374	68,304,783

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	December 31,	September 30	December 31,	December 31,
	2007	2008	2008	2008

	RMB	RMB	RMB	USD

Net revenues	66,679,479	51,696,431	67,840,049	9,943,576
Testing services	37,246,748	14,175,165	51,230,721	7,509,083
Test-based educational services	12,129,552	10,937,400	12,126,220	1,777,387
Test preparation and training solutions	14,833,274	21,215,476	2,443,226	358,113
Other revenue	2,469,905	5,368,390	2,039,882	298,993
Cost of revenues	21,006,379	17,321,775	29,191,272	4,278,677

Gross profit	45,673,100	34,374,656	38,648,777	5,664,899

Operating expenses:
Research and development	4,323,493	4,778,038	3,958,021	580,142
Sales and marketing	8,361,547	6,908,588	7,813,891	1,145,312
General and administrative	11,503,629	13,911,591	13,979,559	2,049,038

Total operating expenses	24,188,669	25,598,217	25,751,471	3,774,492

Income from operations	21,484,431	8,776,439	12,897,306	1,890,407
Subsidy income	—	2,000,000	—	—
Interest income	136,084	61,664	92,626	13,577
Foreign currency exchange gain (losses), net	(428,868)	135,115	(75,332)	(11,042)

Earnings before income taxes	21,191,647	10,973,218	12,914,600	1,892,942

Income tax benefit (expense)	(3,830,160)	(2,628,085)	982,410	143,996

Net income	17,361,487	8,345,133	13,897,010	2,036,938

Basic earnings per common share	0.79	0.18	0.30	0.04

Diluted earnings per common share	0.48	0.18	0.30	0.04

Basic earnings per ADS	1.59	0.36	0.61	0.09

Diluted earnings per ADS	0.95	0.36	0.60	0.09

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	December 31,	December 31,
	2007	2008

	RMB	RMB

GAAP net income	17,361,487	13,897,010
Share-based compensation expenses	4,307,792	1,235,687
Foreign currency exchange losses	428,868	75,332
Non-GAAP net income	22,098,147	15,208,029

GAAP earnings per ADS:
Basic	1.59	0.61
Basic
Diluted	0.95	0.60
Share-based compensation expenses per ADS:
Basic	0.39	0.05
Diluted	0.24	0.05
Foreign currency exchange (gain) losses per ADS:
Basic	0.04	0.01
Diluted	0.02	0.01
Non-GAAP earnings per ADS:
Basic	2.02	0.67
Diluted	1.21	0.66
Non-GAAP earnings per common share:
Basic	1.01	0.33
Diluted	0.61	0.33